[Guided Therapeutics, Inc. Letterhead]

October 15, 2015

Via EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:         Guided Therapeutics, Inc.
Form S-1
Filed September 30, 2015
File No. 333- 207201

Ladies/Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Guided Therapeutics, Inc. (the "Company") hereby requests that the effectiveness of its registration statement on Form S-1 (File No. 333- 207201) be accelerated so that it becomes effective at 5:00 p.m. Eastern time on October 16, 2015 or as soon thereafter as is practicable.

In connection with the foregoing request, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above referenced filing.

Please confirm that the Registration Statement has been declared effective by telephoning Joel T. May of Jones Day at (404) 581-8967.

Thank you for your attention to this matter.

Very truly yours,

GUIDED THERAPEUTICS, INC.

By: /s/ Gene S. Cartwright, Ph.D.
Gene S. Cartwright, Ph.D.
President and Chief Executive Officer

cc:          Joel T. May, Esq.

Heith D. Rodman, Esq.